Securities and Exchange Commission

Washington, DC 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 8 - Final Amendment
to
Schedule 13E-3

United Tennessee Bankshares, Inc.
(Name of the Issuer)

United Tennessee Bankshares, Inc.

Richard G. Harwood

J. William Myers

Tommy C. Bible

William B. Henry

Ben W. Hooper, III

Robert L. Overholt

Robert D. Self

(Name of Person(s) Filing Statement)

Common Stock, no Par Value

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Richard G. Harwood
President
United Tennessee Bankshares, Inc.
344 W. Broadway
Newport, Tennessee 37821-0249
(423) 623-6088

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Linda M. Crouch-McCreadie, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane, Suite 300
Johnson City, Tennessee 37604
(423) 921-0181

This statement is filed in connection with (check the appropriate box):
a. ☒The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐The filing of a registration statement under the Securities Act of 1933.
c. ☐A tender offer.
d. ☐None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

    This Amendment No. 8 - Final Amendment to Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by United Tennessee Bankshares, Inc., a Tennessee corporation ("United Tennessee" or the "Company"), Richard G. Harwood, J. William Myers, Tommy C. Bible, William B. Henry, Ben W. Hooper, III, Robert L. Overholt and Robert D. Self (collectively, the "Individuals"), who are the directors and executive officers of the Company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of June 17, 2005 (the "Merger Agreement"), by and between the Company and United Tennessee Bankshares, Inc. ("Merger Corp.") Merger Corp. is not a filing party of this Amendment No. 8 because it was merged with and into the Company, with the Company as the Surviving Corporation, effective February 22, 2006.

    This Amendment No. 8 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein pursuant to the requirements of the Securities Exchange Act of 1934, as amended.  At the annual meeting of shareholders of the Company held on February 21, 2006, the shareholders adopted and approved the Merger Agreement.  The Company and the Merger Corp. have filed Articles of Merger with the Office of the Secretary of State of Tennessee providing for the merger to become effective upon filing.  As a result of the merger, each share of Company common stock (the "Company Common Stock"), held by a shareholder who as of the Effective Time owned fewer than 2,500 shares of Company common stock was converted into the right to receive $22.00 per share in cash from the Company.  Each share of Company Common Stock held by a shareholder who as of the Effective Time owned 2,500 or more shares of Company Common Stock was unaffected by the merger and remains issued and outstanding.  As a result of the merger, there are fewer than 300 shareholders of record of the Company Common Stock.  On February 23, 2006, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

    The Company has filed a definitive proxy statement (including annexes, the "Proxy Statement") with the SEC under regulation 14A of the Securities Exchange Act of 1934, as amended.  Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3.  The information contained in the Proxy Statement is hereby expressly incorporated by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.  Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

    All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

    The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

    All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 5 is hereby amended and supplemented as follows:

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(b)  SIGNIFICANT CORPORATE EVENTS.  At the annual meeting of shareholders held on February 21, 2006, the shareholders of the Company voted to approve the Merger Agreement.  The Merger Agreement was approved by the holders of approximately 88% of the shares of Company Common Stock issued and outstanding as of December 27, 2005, the voting record date for the annual meeting.  The Articles of Merger have been filed with the Office of the Secretary of State of Tennessee and the merger has become effective.  The Company has made arrangements with Registrar and Transfer Company, as exchange agent, to send to the holders of Company Common Stock as of the Effective Time a letter of transmittal instructing eligible shareholders on the procedure for surrendering their stock certificates and receiving payment for their shares of Company Common Stock.  On February 23, 2006, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company Common Stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(c).  The merger was consummated February 22, 2006.

ITEM 16.EXHIBITS.

(a)(1).   Definitive Proxy Statement on Schedule 14A, of the Company, as filed with the Commission on January 17, 2006.

(a)(2).  Current Report on Form 8-K containing press release issued April 14, 2005, incorporated herein by reference.

(c)(1).  Form of opinion of Howe Barnes Investments, Inc. (included as Annex B to the Company's Proxy Statement filed as part of the
Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(c)(2). Report of Howe Barnes Investments, Inc. to United Tennessee Bankshares, Inc., dated December 7, 2005 (previously filed).

(c)(3).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated January 15, 2005 (previously filed).

(c)(4).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc., dated April 12, 2005 (previously filed).

(c)(5).  Triangle Capital Partners presentation to United Tennessee Bankshares, Inc. dated November 4, 2004 (previously filed).

(d)(1).  Agreement and Plan of Merger dated as of June 17, 2005 by and between the Company and United Tennessee Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

(e)(1).  Form of Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (previously filed).

(f)(1). Sections 48-21-101 through 48-23-302 of Tennessee Business Corporation  Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

*Incorporated by reference to the Company's Definitive Proxy Statement, on Schedule 14A, as filed with the Commission on January 17, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            UNITED TENNESSEE BANKSHARES, INC.

                                                                            /s/ Richard G. Harwood
                                                                            President and Chief Executive Officer
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Richard G. Harwood

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Richard G. Harwood
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Richard G. Harwood

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                           /s/ J. William Myers
                                                                            Dated: February 22, 2006
                                                                            Printed Name: J. William Myers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Tommy C. Bible
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Tommy C. Bible

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ William B. Henry
                                                                            Dated: February 22, 2006
                                                                            Printed Name: William B. Henry

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Ben W. Hooper, III
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Ben W. Hooper, III

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Robert L. Overholt
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Robert L. Overholt

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                            /s/ Robert D. Self
                                                                            Dated: February 22, 2006
                                                                            Printed Name: Robert D. Self